FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding the proposed issue of RMB1,500,000,000 3.85% bonds due 2016 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on January 31, 2013.

NOT FOR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The RMB Bonds are not available for general subscription in Hong Kong or elsewhere.

The Company has not registered and does not intend to register any of the RMB Bonds under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The RMB Bonds may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state or local securities laws in the United States.

PROPOSED ISSUE OF
RMB1,500,000,000 3.85% BONDS DUE 2016

The Board is pleased to announce that on 30 January 2013, the Company, and the Managers entered into the Subscription Agreement in relation to the proposed issue of RMB1,500,000,000 3.85% bonds due 2016 by the Company.

The net proceeds in relation to the RMB Bonds Issue will be used to procure imported commodities including but not limited to coal.

CICC HKS, ICBCI Securities and Merrill Lynch are the joint lead managers and CICC HKS, together with ICBCI Capital and Merrill Lynch are the joint bookrunners in connection with the RMB Bonds Issue.

The Company intends to seek a listing of the RMB Bonds on the Stock Exchange. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the RMB Bonds by way of debt issues to professional investors only. There is no guarantee that an approval of listing of the RMB Bonds on the Stock Exchange will be obtained. Approval of the listing of the RMB Bonds on the Stock Exchange is not to be taken as an indication of the merits of the Company or the RMB Bonds.

The RMB Bonds are expected to be issued on or about 5 February 2013.

The RMB Bonds will not be registered under the Securities Act and, except pursuant to certain exemptions, may not be offered or sold within the United States. The RMB Bonds will be offered outside the United States in reliance on Regulation S under the Securities Act. None of the RMB Bonds will be offered to the public in Hong Kong.

The Board is pleased to announce that on 30 January 2013, the Company and the Managers entered into the Subscription Agreement in relation to the proposed issue of RMB1,500,000,000 3.85% bonds due 2016 by the Company.

SUBSCRIPTION AGREEMENT

Date: 30 January 2013

Parties to the Subscription Agreement

(i)	the Company as the issuer;

(ii)	CICC HKS;

(iii)	ICBCI Capital;

(iv)	ICBCI Securities; and

(v)	Merrill Lynch.

CICC HKS, ICBCI Securities and Merrill Lynch are the joint lead managers and CICC HKS, together with ICBCI Capital and Merrill Lynch are the joint bookrunners in connection with the RMB Bonds Issue. Pursuant to the Subscription Agreement, subject to certain conditions being fulfilled, the Managers (except ICBCI Capital) will severally and not jointly agree to subscribe and pay for the RMB Bonds.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, each of the Managers is an Independent Third Party.

The principal terms of the RMB Bonds are as follows:-

(a)	Aggregate principal amount:	RMB1,500,000,000

(b)	Issue price:	100% of the principal amount of the RMB Bonds

(c)	Settlement date:	5 February 2013

(d)	Interest rate:	3.85% per annum, payable semi-annually in arrear on 5 February and 5 August each year, commencing on 5 August 2013

(e)	Maturity date:	5 February 2016

(f)	Issuing targets:	The RMB Bonds are or are intended to be disposed of only to “professional investors” within the meaning of the SFO and any rules made under the SFO

USE OF PROCEEDS

The net proceeds in relation to the RMB Bonds Issue will be used to procure imported commodities including but not limited to coal.

STATUS OF THE RMB BONDS

The RMB Bonds will constitute direct, unconditional, unsubordinated and (subject to certain exceptions) unsecured obligations of the Company which will at all times rank pari passu and without any preference among themselves and rank at least equally with the other present and future unsecured and unsubordinated obligations of the Company.

TERMINATION OF THE SUBSCRIPTION AGREEMENT

The Managers have rights to terminate the Subscription Agreement in circumstances specified in the Subscription Agreement including, without limitation, the occurrence of certain force majeure events.

Subject to the foregoing, the closing of the Subscription Agreement is expected to take place and the RMB Bonds are expected to be issued on or about 5 February 2013.

LISTING

The Company intends to seek a listing of the RMB Bonds on the Stock Exchange. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the RMB Bonds by way of debt issues to professional investors only. There is no guarantee that an approval of listing of the RMB Bonds on the Stock Exchange will be obtained. Approval of the listing of the RMB Bonds on the Stock Exchange is not to be taken as an indication of the merits of the Company or the RMB Bonds.

The RMB Bonds will not be registered under the Securities Act and, except pursuant to certain exemptions, may not be offered or sold within the United States. The RMB Bonds will be offered outside the United States in reliance on Regulation S under the Securities Act. None of the RMB Bonds will be offered to the public in Hong Kong.

DEFINITIONS

“Board”	the board of Directors

“CICC HKS”	China International Capital Corporation Hong Kong Securities Limited

“Company”	Huaneng Power International, Inc.

“connected persons”	has the meaning ascribed thereto under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“ICBCI Capital”	ICBC International Capital Limited

“ICBCI Securities”	ICBC International Securities Limited

“Independent Third Party(ies)”	parties independent of the Company and its connected persons

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Managers”	collectively, CICC HKS, ICBCI Capital, ICBCI Securities and Merrill Lynch

“Merrill Lynch”	Merrill Lynch International

“PRC”	the People’s Republic of China

“RMB”	Renminbi yuan, the lawful currency of the PRC

“RMB Bonds”	RMB1,500,000,000 3.85% Bonds due 2016 to be issued by the Company

“RMB Bonds Issue”	the proposed issue of the RMB Bonds by the Company

“SFO”	Securities and Futures Ordinance, Cap.571 of the laws of Hong Kong

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription Agreement”	the subscription agreement dated 30 January 2013 entered into between the Company and the Managers in relation to the RMB Bonds Issue

“%”	per cent.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC

31 January 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming
Name: Du Daming
Title: Company Secretary

Date:    January 31, 2013